Filed Pursuant to Rule 433

Dated October 2, 2017

Registration Statement No. 333-200941-02

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated October 2, 2017

Issuer:	Wisconsin Power and Light Company (the “Company”)

Size:	$300,000,000

Security Type:	Debentures

Maturity Date:	October 15, 2027

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2018

Coupon:	3.05%

Price to Public:	99.709%

Yield to Maturity:	3.084%

Benchmark Treasury:	2.25% due August 15, 2027

Benchmark Treasury Yield:	2.334%

Spread to Benchmark Treasury:	+75 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T+15 bps

Optional Redemption at Par:	On or after July 15, 2027

Trade Date:	October 2, 2017

Settlement Date:	October 10, 2017 (T+5)

CUSIP:	976826BL0

ISIN:	US976826BL07

Anticipated Ratings*:	A2/A (Moody’s/ S&P)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Goldman Sachs & Co. LLC by calling 1-866-471-2526, from J.P. Morgan Securities LLC by calling (212) 834-4533 (collect) or from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322.